Exhibit 99.11

February 27, 2019

Nutrien Ltd.

Ladies and Gentlemen:

Re: Annual Report on Form 40-F

Reference is made to the Annual Report on Form 40-F (the “Annual Report”) filed by Nutrien Ltd. under the Securities Exchange Act of 1934, as amended.

The undersigned hereby consents to the use of its name and references to the technical report entitled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations, Vanscoy, Saskatchewan, Canada” dated effective October 31, 2014 (the “Technical Report”), and the inclusion of extracts from, or a summary of, the Technical Report in the Annual Report. The undersigned hereby also consents to the incorporation by reference of such information in the registration statements on Form S-8 (File Nos. 333-222384, 333-222385 and 333-226295) and on Form F-10 (File No. 333-223273) of Nutrien Ltd.

Yours truly,

ADM Consulting Limited

/s/ A. Dave Mackintosh
A. Dave Mackintosh, B. Sc., P. Geo.
President